UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Hooper Holmes, Inc.
(Name of Issuer)

Common Stock, $0.04 par value
(Title of Class Securities)

439104100
(CUSIP Number)

J. Carlo Cannell
Cannell Capital LLC
P.O. Box 3459, 310 East Pearl Street Unit A., Jackson, WY 83001
(307) 733-2284
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)


December 11, 2013
(Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))


CUSIP No. 439104100
13D


1. NAME OF REPORTING PERSONS
   J. Carlo Cannell


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   (a)     (b)

3. SEC USE ONLY


4. SOURCE OF FUNDS*
   WC/OO


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


7. SOLE VOTING POWER

   10,681,538*


8. SHARED VOTING POWER

   0


9. SOLE DISPOSITIVE POWER

   10,681,538*

10. SHARED DISPOSITIVE POWER

   0


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   10,681,538*


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   15.24%*


14. TYPE OF REPORTING PERSON*

   HC

1. NAME OF REPORTING PERSONS
   Cannell Capital LLC


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   (a)     (b)

3. SEC USE ONLY


4. SOURCE OF FUNDS*
   WC/OO


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


7. SOLE VOTING POWER

   10,681,538*


8. SHARED VOTING POWER

   0


9. SOLE DISPOSITIVE POWER

   10,681,538*

10. SHARED DISPOSITIVE POWER

   0


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   10,681,538*


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   15.24%*


14. TYPE OF REPORTING PERSON*

   IA

 * Based on information set forth on the Form 10-Q of Hooper Holmes, Inc., Inc. (the "Issuer") as filed with the Securities and Exchange Commission on November 18, 2013, as of October 31, 2013 there were 70,082,737 outstanding shares of the Issuer's common stock with $0.04 par value (the "Common Shares").

As of December 11, 2013 (the "Reporting Date"), the Tristan Partners, L.P. ("Tristan"), the Tristan Offshore Fund Ltd. ("Tristan Offshore"), and sundry separately managed accounts, over which J. Carlo Cannell has investment discretion (("Cannell SMAs") and collectively with Tristan and Tristan Offshore, the "Investment Vehicles"), held in the aggregate 10,681,538 shares. Cannell Capital LLC acts as the investment adviser to Tristan, Tristan Offshore, and the Cannell SMAs and Mr. J. Carlo Cannell is the sole managing member of Cannell Capital LLC. The Reporting Person possesses the sole power to vote and to direct the disposition of the Shares held by the Investment Vehicles.

Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, the Reporting Person may be deemed to beneficially own 10,681,538 shares, or approximately 15.24% of the Shares deemed issued and outstanding as of the Reporting Date.

This Amendment No. 1 is being filed to amend Item 3, Item 4, Item 5 of the
Schedule 13D as follows:

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and restated to read as follows:

The securities to which this statement relates were acquired by the Reporting Person using the working capital of each Investment Vehicle as follows:

   Tristan Partners, L.P.: $3,603,252
   Tristan Offshore Fund, Ltd.: $1,507,561
   Cannell Separately Managed Accounts: $840,111

  The Investment Vehicles have invested an aggregate amount of approximately $5,950,924 in the Shares.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is amended by adding the following:

Since the October 9, 2013 Schedule 13D filing, the Reporting Person reports that the the Investment Vehicles' combined holdings of the Common Shares of the Issuer have increased by 1% of the total outstanding shares.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated to read as follows:

Based on information set forth on the Form 10-Q of Hooper Holmes, Inc., Inc. (the "Issuer") as filed with the Securities and Exchange Commission on November 18, 2013, as of October 31, 2013 there were 70,082,737 outstanding shares of the Issuer's common stock with $0.04 par value (the "Common Shares").

(a) As of December 11, 2013 (the "Reporting Date"), the Reporting Person owned 10,681,538 shares, or approximately 15.24% of the shares deemed issued and outstanding as of the Reporting Date.

(b)  The number of shares as to which each Reporting Person has:

i. Sole power to vote or to direct the vote:
10,681,538 shares, or approximately 15.24% of the shares

ii. Shared power to vote or to direct the vote:
0 shares

iii. Sole power to dispose or to direct the disposition of:
10,681,538 shares, or approximately 15.24% of the shares

iv. Shared power to dispose or to direct the disposition of:
0 shares

(c) The following table details the transactions during the sixty days on or prior to the Reporting Date in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by the Reporting Person (each of which was effected in an ordinary brokerage transaction by Reporting Person).

PURCHASES

Date            Entity             Quantity     Price per Share
11/18/2013      Tristan            14,450       $0.4509
11/18/2013      Tristan Offshore   34,519       $0.4509
11/19/2013      Tristan            7,836        $0.4603
11/19/2013      Tristan Offshore   18,720       $0.4603
11/20/2013      Tristan            6,108        $0.4556
11/20/2013      Tristan Offshore   14,592       $0.4556
11/21/2013      Tristan            295          $0.4692
11/21/2013      Tristan Offshore   705          $0.4692
11/26/2013      Tristan            22,915       $0.5457
11/26/2013      Tristan Offshore   35,985       $0.5457
11/27/2013      Tristan            26,416       $0.5300
11/27/2013      Tristan Offshore   41,484       $0.5300
11/29/2013      Tristan            68,793       $0.5485
11/29/2013      Tristan Offshore   108,031      $0.5485
12/02/2013      Tristan            10,485       $0.5305
12/02/2013      Tristan Offshore   16,466       $0.5305
12/04/2013      Tristan            77           $0.5100
12/04/2013      Tristan Offshore   123          $0.5100
12/05/2013      Tristan            58,358       $0.5000
12/05/2013      Tristan Offshore   91,642       $0.5000
12/06/2013      Tristan            4,540        $0.4700
12/06/2013      Tristan Offshore   9,096        $0.4700
12/09/2013      Tristan            31,080       $0.5100
12/09/2013      Tristan Offshore   62,253       $0.5100
12/11/2013      Tristan            16,584       $0.5100
12/11/2013      Tristan Offshore   33,219       $0.5100


(d)  Not applicable.

(e)  Not applicable.


Dated: December 11, 2013

J. Carlo Cannell


By:  /s/ J. Carlo Cannell

Annex A

MANAGERS AND GENERAL PARTNERS OF THE REPORTING PERSON AND THE INVESTMENT
VEHICLES

The following sets forth the name, principal occupation, citizenship or jurisdiction of organization and principal place of business of the directors, general partners, managing members or controlling persons (the "Covered Persons") of the Reporting Person and the Investment Vehicles indicated below:

J. Carlo Cannell

Name:                                           J. Carlo Cannell
Title or Relationship with Reporting Person:    Self
Principal Occupation or Employment:             Investment Management
Citizenship or Jurisdiction of Organization:    Wyoming, United States
Principal Place of Business:                    (1)

Cannell Capital LLC

Name:                   			J. Carlo Cannell
Title or Relationship with Reporting Person:    Managing Member
Principal Occupation or Employment:             Investment Management
Citizenship or Jurisdiction of Organization:    Wyoming, United States
Principal Place of Business:                    (1)

Tristan Partners, L.P.

Name:                                           Cannell Capital LLC
Title or Relationship with Reporting Person:    Investment Adviser and
                                                General Partner
Principal Occupation or Employment:             Investment Management
Citizenship or Jurisdiction of Organization:    Delaware, United States
Principal Place of Business:                    (1)

Tristan Offshore Fund, Ltd.

Name:                                           Cannell Capital LLC
Title or Relationship with Reporting Person:    Investment Adviser
Principal Occupation or Employment:             Investment Management
Citizenship or Jurisdiction of Organization:    Cayman Islands
Principal Place of Business:                    (2)


(1) The address of the principal place of business of J. Carlo Cannell, and Tristan Partners, L.P., is P.O. Box 3459, 310 East Pearl Street
Unit A., Jackson, WY 83001, United States.

(2) The address of the principal place of business of the Tristan Offshore Fund, Ltd. is One Capital Place, 3rd Floor, GT Grand Cayman, KY1-11003, Cayman Islands.

Annex B

Agreement Regarding the Joint Filing of Schedule 13D

The undersigned hereby agree as follows:

1) Each of them is individually eligible to use the Schedule 13D to which this
Exhibit is attached, and such Schedule 13D is filed on behalf each of them; and

2) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.


12/13/2013
____________________________
Date



/s/ J. Carlo Cannell
____________________________
Signature


J. Carlo Cannell
____________________________
Name/Title




CANNELL CAPITAL LLC

/s/ J. Carlo Cannell
____________________________
Signature


J. Carlo Cannell, Managing Member
____________________________
Name/Title